Luxoft Announces Results of the Annual Meeting of Shareholders

New York, NY, September 14, 2018 — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results of the Annual Meeting of Shareholders held on September 14, 2018. As of August 10, 2018, the record date for the Annual Meeting, 22,423,328 Class A ordinary shares and 11,117,582 Class B ordinary shares were outstanding. For each matter voted on at the Annual Meeting, holders of Class A ordinary shares were entitled to one vote for each Class A ordinary share owned and holders of Class B ordinary shares were entitled to ten votes for each Class B ordinary share owned. There were 18,278,492 Class A ordinary shares and 11,117,582 Class B ordinary shares present in person or represented by proxy at the Annual Meeting. Two items of business were acted upon by shareholders at the Annual Meeting: (1) the reelection of the current directors to serve until the next annual meeting of shareholders or until their successors have been elected and qualified and (2) ratification of the appointment of Ernst & Young LLC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2019.

Each matter voted upon at the Annual Meeting, including reelection of each current director, was approved by over 94% of the votes cast.

About Luxoft:

Luxoft (LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly educated workforce, allowing the company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has more than 12,700 employees across 42 cities in 21 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements:

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2018 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

Contacts:

Investor Inquires
Tracy Krumme
Vice President, Investor Relations

212-964-9900, ext. 2460
IR@luxoft.com

Media Inquiries
Robert Maccabe
Director, Public Relations
+44 (0)20 3828 2346
Press@luxoft.com
Twitter: @Luxoft